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SEC Mail Processing Section
MAR 2019
Washington DC
408

19007487

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

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| SEC FILE NUMBER |
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| 8-68988 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fenix Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Wall Street, 20th Floor
(No. and Street)

New York, (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave., Suite 165 (Address) Northridge, (City) CA (State) 91324 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Michael O. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fenix Securities, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

General Securities Principal

Title

GENGIE MAR SOLON DIAMOND NOTARY EXPIRES GEORGIA February 18, 2022 PUBLIC FORSYTH COUNTY

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**FENIX SECURITIES, LLC**

**STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2018**

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Fenix Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Fenix Securities, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
March 27, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

FENIX SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

## ASSETS

| | |
|---|---|
| Cash | $ 142,310 |
| Clearing deposit, cash | 812 |
| Securities held at market | 147,894 |
| Due from clearing broker | 153,596 |
| Other assets | 375 |
| ***Total assets*** | **$ 444,987** |

## LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| **LIABILITIES:** | |
| Commissions payable | $ 232,353 |
| Due to officer | 60,040 |
| Accrued expenses | 36,596 |
| ***Total liabilities*** | 328,989 |
| **COMMITMENTS AND CONTINGENCIES** (Notes 4 and 5) | - |
| **MEMBERS' EQUITY** (Note 3) | 115,998 |
| ***Total liabilities and members' equity*** | **$ 444,987** |

The accompanying notes are an integral part of this statement.

**FENIX SECURITIES, LLC**

**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2018**

## *NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES*

***Organization and business***

Fenix Securities, LLC (the "Company") is a Delaware limited liability company formed on June 1, 2007. The Company is: a securities broker-dealer registered since August 2012 with the Securities and Exchange Commission ("SEC"); a member of the Financial Industry Regulatory Authority ("FINRA"); a registered Introducing Broker with the Commodity Futures Trading Commission ("CFTC"); a Member of the National Futures Association ("NFA"); and a member of the Securities Investor Protection Company ("SIPC").

***Revenue recognition***

The Company records commission revenue from customer securities transactions and related and expenses on a trade-date basis. The Company records fee revenue from customer use of market access technology based on the terms of the respective customer agreements. The Company records a portion of the margin interest paid by its customers to the Company's clearing broker based on the terms of the clearing agreement.

***Receivables***

Receivables are carried at their estimated collectible amounts based on experience with the customer and current economic conditions. The Company has evaluated balances due as of December 31, 2018 to be fully collectible. Accordingly, no allowance for doubtful accounts is recorded as of December 31, 2018.

***Agreement with clearing broker***

The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, those firms will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). They also perform all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

Under the terms of the fully-disclosed agreements the Company is required to maintain a minimum deposit of $50,000 with the clearing broker, which is held primarily in marketable U.S. Treasury securities.

The Company had $153,596 due from its clearing broker as of December 31, 2018.

## *NOTE 1- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)*

### ***Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### ***Income taxes***

The financial statements do not include a provision for income taxes because the Company is not a taxable entity and its members are taxed on their respective share of the Company's earnings.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. Federal jurisdiction and may file income tax returns in various U.S. states. The Company is not subject to income tax examinations by major taxing authorities for years before 2015. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties relating to income taxes were incurred as of and for the year ended December 31, 2018.

### ***Basis of Accounting and Trading and Valuation of Securities***

The Company values its securities in accordance with Accounting Standards Codification 820 - Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

## *NOTE 1- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)*

***Basis of Accounting and Trading and Valuation of Securities** (continued)*

Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

| | Quoted Prices in Active Markets for Identical Assets (Level I) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Balances as of December 31, 2018 |
|---|---|---|---|---|
| **Securities owned:** | | | | |
| U.S. Treasury bonds | $ 49,664 | | | $ 49,664 |
| Preferred securities | 98,230 | $ - | $ - | 98,230 |
| | $ 147,894 | | | $ 147,894 |
| **Securities sold, not yet purchased:** | | | | |
| | $ -- | $ - | $ - | $ -- |

The Company did not have significant transfers between Level 1 and Level 2 during the period ended December 31, 2018.

## *NOTE 2 - RECENTLY ISSUED ACCOUNTING STANDARDS*

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASC Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP. ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 is effective for the Company as of its year ended December 31, 2018. ASC Topic 606 had no material impact on the Company's financial statements.

### *NOTE 2 - RECENTLY ISSUED ACCOUNTING STANDARDS (continued)*

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASU 2016-02 is effective for the Company as of its year ending December 31, 2019. Management is evaluating whether ASU 2016-02 will have a material impact on the Company's financial statements.

### *NOTE 3 - NET CAPITAL REQUIREMENTS*

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2018, the Company had net capital and net capital requirements of $90,985 and $21,933, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 3.6 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

During the quarter ending June 30, 2018, the Company requested and received a revision of its FINRA Membership Agreement wherein its minimum required net capital was reduced from $50,000 pursuant to SEC Rule 15c3-1(a)(2)(iv) to $5,000 in accordance with SEC Rule 15c3-1(a)(2)(vi).

Pursuant to the financial requirements for introducing brokers under Regulation 1.17 of the Commodity Exchange Act, the Company is required to maintain a minimum adjusted net capital, as defined under such provisions. At December 31, 2018, the Company had net capital and net capital requirements of $90,985 and $45,000 respectively.

### *NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTIONS*

The Company incurred $166,537 in commissions to an affiliated company under common control and ownership and this amount is included in Commissions Payable on the Statement of Financial Condition.

The Company recorded commissions of $438,810 to the Managing Director during the year ending December 31, 2018 of which $60,040 was payable to the Managing Director as of December 31, 2018.

On July 1, 2015 the Managing Director of the Company entered into a Foreign Associate Agreement with the Company, which was amended October 1, 2018. Under the amended agreement, the Company compensates the Managing Director the fixed monthly amount of $30,000.

The Company received a non-cash capital contribution of $52,045 from the Managing Director during the year ended December 31, 2018. This contribution was the result of the forgoing and forgiveness of commissions earned by and due to the Managing Director.

## *NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTIONS (continued)*

The Company earned approximately $841,000 (37%) of its revenues from two foreign associated persons and approximately $518,000 (23%) of its revenues from an affiliated domestic entity during the year ended December 31, 2018. The Company had $60,528 in commissions payable to the two foreign associated persons and $166,537 in commissions payable to the affiliated domestic entity as of December 31, 2018.

The Company leases office space, facilities and equipment from a related party under a non-cancelable operating lease beginning December 2016 and expiring November 2020. Future minimum lease payments are approximately as follows:

| Year Ending December 31, | Amount |
|---|---|
| 2019 | $180,000 |
| 2020 | $165,000 |

Total rental expense of $201,000 was charged to operations during the year ended December 31, 2018.

## *NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES*

In the normal course of business, the Company's client activities, through its clearing broker, involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations. These amounts are not covered by SIPC and are subject to loss should the clearing brokers cease business.

The Company is engaged in various interdealer referral activities with counterparties with which the Company has a Broker Dealer Referral Agreement. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company's financial instruments, including cash, clearing deposits, due from clearing brokers, other assets, commissions payable and accrued expenses are carried at amounts that approximate fair value due to the short-term nature of those instruments.

## *NOTE 6 - SUBSEQUENT EVENTS*

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.